FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2011

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, May 12, 2011 – Grupo Pão de Açúcar (BM&FBOVESPA: PCAR5; NYSE: CBD) announces its results for the 1st quarter of 2011 (1Q11). The Company’s operating and financial information was prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), the accounting practices adopted in Brazil (BRGAAP) and Brazilian Corporate Law, and is presented in Brazilian Reais, as follows: (i) on “GPA Food” basis, which entirely excludes the operating and financial results of Globex Utilidades S.A. (including Nova Casas Bahia and Nova Pontocom, (ii) on “GPA consolidated” basis, which includes the full operating and financial results of Globex Utilidades S.A., and, as of November 2010, Nova Casas Bahia. All comparisons are with the same periods in 2010 (1Q10), except where indicated otherwise.

GPA FOOD

EBITDA totaled R$431.2 million in the quarter, with a margin of 7.2%.

•         Gross sales totaled R$6,640.2 million in 1Q11, while net sales came to R$5,984.4 million.

•         In same-store(1) terms, gross sales moved up by 5.6% over 1Q10, impacted by the seasonal effect of Easter.

•         In the first four months of 2011 (4M11), same-store gross sales climbed by 8.4% over the same period last year. This shows the growth tendency without the seasonal effect of Easter.

•         Gross profit came to R$1,536.8 million, 9.3% up year-on-year, with a margin of 25.7%.

•         EBITDA  stood at R$431.2 million, 7.7% more than in 1Q10, accompanied by a margin of 7.2%.

•         Net income totaled R$135.6 million, with a margin of 2.3% in 1Q11.

CONSOLIDATED

Gross sales came to R$12,373.2 million, 58.9% up year-on-year

•       Consolidated gross sales totaled R$12,373.2 million in 1Q11, 58.9% up on 1Q10, while net sales grew by 55.9% to R$10,868.8 million.

•        Gross profit came to R$2,848.4 million, a 70.5% improvement over 1Q10, while the gross margin stood at 26.2%.

•     EBITDA stood at R$609.4 million, 40.5% up year-on-year, accompanied by a margin of 5.6%.

• The net financial expense amounted to R$325.7 million, equivalent to 3.0% of net sales. • Consolidated net income totaled R$110.9 million, with a margin of 1.0%.

Same-store concept – includes only those stores that have been operational for at least 12 months.

Financial and Operating Highlights
	1Q11 GPA Consolidated (3)	1Q11 GPA Food	1Q10 GPA Food	Chg.
Gross Sales	12,373.2	6,640.2	6,342.2	4.7%
Net Sales	10,868.8	5,984.4	5,715.3	4.7%
Gross Profit	2,848.4	1,536.8	1,405.8	9.3%
Gross Margin - %	26.2%	25.7%	24.6%	110 bps(2)
Total Operating Expenses	2,239.0	1,105.6	1,005.3	10.0%
% of Net Sales	20.6%	18.5%	17.6%	90 bps(2)
EBITDA	609.4	431.2	400.5	7.7%
EBITDA Margin - %	5.6%	7.2%	7.0%	20 bps(2)
Income before Income Tax	124.0	147.0	250.8	-41.4%
Net Income	110.8	135.6	176.3	-23.1%
Net Margin - %	1.0%	2.3%	3.1%	-80 bps(2)

(1) Totals may not tally as the figures are rounded off.
(2) basis points
(3) Includes Nova Casas Bahia

Sales Performance

 GPA Food’s gross same-store terms sales

increased by 8.4% in the first four months of 2011

GPA FOOD

(R$ million)	1Q11 GPA Food	1Q10 GPA Food	Chg.
Gross Sales	6,640.2	6,342.2	4.7%
Net Sales	5,984.4	5,715.3	4.7%

It is worth noting that, particularly in the case of GPA Food, the 1Q11 year-on-year sales comparison was jeopardized by the seasonal effect of Easter. In 2010, Easter fell at the beginning of April (April 4), benefiting March’s sales; in 2011, however, it fell at the end of the month (April 24) benefiting April’s sales.

In order to show this tendency and neutralize the seasonal impact, we are also presenting (in this section only) the sales performance for the first four months of the year.

Also to ensure better comparability, the sales of Extra Eletro and Extra.com.br were removed from GPA Food and transferred to Globex in line with the Company’s new reporting structure.

In the first quarter of 2011, GPA Food recorded gross and net sales of R$6,640.2 million and R$5,984.4 million, respectively.

It is worth noting that excluding Extra Eletro and Extra.com.br, as mentioned above, gross and net sales would increase by 9.7% over 1Q10. Gross and net sales in the first four months totaled R$9,163.8 million and R$8,243.4 million, 12.6% and 12.5% up year-on-year, respectively.

In same-store terms, both gross and net sales increased by 5.7% year-on-year. Between January and April, gross sales climbed by 8.4% and net sales by 8.3%, respectively. In real terms, i.e. deflated by the IPCA consumer price index(2),  gross sales moved up by 2.0%.

Also on a same-store basis, non-food sales climbed by 11.6% over 1Q10, led by electronics/household appliances and textiles, while food sales grew by 3.6%. In 4M11, food and non-food sales moved up by 6.9% and 14.4%, respectively.

The Group’s best-performing formats in the 4M11 were Extra Supermercado and Assaí, which posted gross same-store sales growth above the Group’s format’s average.

CONSOLIDATED

(R$ million)	1Q11 GPA Consolidated (1)	1Q10 GPA Consolidated (2)	Chg.
Gross Sales	12,373.2	7,784.9	58.9%
Net Sales	10,868.8	6,972.8	55.9%
(1) Nova Casas Bahia is included (2) Nova Casas Bahia is not included

In the first quarter, GPA’s gross sales, comprising all the Group’s formats and businesses, increased by 58.9% over the same period last year to R$12,373.2 million, while net sales climbed by 55.9% to R$10,868.8 million. Excluding Casas Bahia, gross and net sales totaled R$8,704.8 million and R$7,806.1 million, respectively, 11.8% and 11.9% up on 1Q10.

In same-store terms (i.e. stores that have been operational for at least 12 months, therefore excluding the Casas Bahia stores), gross and net sales grew by 6.8%.

It is worth noting that all comparisons are impacted by the consolidation of Casas Bahia in the 1Q11, non-existent in the 1Q10.

  (2) Like ABRAS (the Brazilian Supermarket Association), the Company has adopted the IPCA consumer price Index as its inflation indicator, since it gives a more accurate reflection of the Company’s product and brand mix. The 12-month IPCA used was 6.51%.

Gross Profit

GPA Food gross margin widened by 110 bps over 1Q10

GPA FOOD

(R$ million)	1Q11 GPA Food	1Q10 GPA Food	Chg.
Gross Profit	1,536.8	1,405.8	9.3%
Gross Margin - %	25.7%	24.6%	110 bps

In the first quarter, GPA Food gross profit totaled R$1,536.8 million, 9.3% up year-on-year, accompanied by a gross margin of 25.7%, 110 bps more than in 1Q10. This result was obtained despite the greater contribution from Assaí (13.9% of gross sales, versus 10.6% in 1Q10), which operates with lower margins. Excluding Assaí, GPA’s gross margin would have come to 27.6%, 180 bps higher than the 25.8% recorded in 1Q10.

The main factors contributing to the year-on-year improvement were:

(i)                       the improved product mix, with a higher share of perishables and general merchandise, whose margins are higher;

(ii)                      more advantageous negotiations with suppliers;

(iii)                    improved operational and sales management; and

(iv)                    implementation of a pricing management tool.

CONSOLIDATED

(R$ million)	1Q11 GPA Consolidated (1)	1Q10 GPA Consolidated (2)	Chg.
Gross Profit	2,848.4	1,671.1	70.5%
Gross Margin - %	26.2%	24.0%	220 bps
Adjusted Gross Profit	2,856.8	1,671.1	71.0%
Adjusted Gross Margin - %	26.3%	24.0%	230bps

(1) Nova Casas Bahia is included
(2) Nova Casas Bahia is not included

In the first quarter, consolidated gross profit came to R$2,848.4 million, with a gross margin of 26.2%, 220 bps more than the 24.0% recorded in 1Q10. In addition to the above-mentioned gains by GPA Food, this result was positively impacted by Globex, whose 1Q11 gross margin stood at 26.2%, 170 bps up on the 24.5% recorded in 4Q10, basically due to gains from negotiations with suppliers. It is worth noting that Globex’s gross profit was  impacted by a non-recurring R$ 8.4 million from the Ponto Frio stores, due to the adoption of a more appropriate mix and store assortment resulting in an adjusted margin of 23.3%.

It is worth noting that all comparisons are impacted by the consolidation of Casas Bahia in the 1Q11, non-existent in the 1Q10.

Total Operating Expenses

Total GPA Food operating expenses represented 18.5% of net sales in the quarter

GPA FOOD

(R$ million)	1Q11 GPA Food	1Q10 GPA Food	Chg.
Selling Expenses	928.8	830.1	11.9%
Gen. Adm. Exp.	176.8	175.2	0.9%
Total Operating Expenses	1,105.6	1,005.3	10.0%
% of Net Sales	18.5%	17.6%	90 bps

In the first quarter, total operating expenses (including selling, general and administrative expenses) came to R$1,105.6 million, equivalent to 18.5% of net sales:

(i)        the impact of the greater dilution of expenses due to Easter seasonality, representing  around 40 basis points;

(ii)       appropriation of operational expense with outsourcing in the 1Q11 (classified as CAPEX in 2010), whose impact was equivalent to 30 bps; and;

(iii)     operating expense of newly opened stores equivalent to 20 bps.

CONSOLIDATED

(R$ million)	1Q11 GPA Consolidated (1)	1Q10 GPA Consolidated (2)	Chg.
Selling Expenses	1,853.6	1,012.7	83.0%
Gen. Adm. Exp.	385.4	224.7	71.5%
Total Operating Expenses	2,239.0	1,237.5	80.9%
% of Net Sales	20.6%	17.7%	290 bps
(1) Nova Casas Bahia is included
(2) Nova Casas Bahia is not included

In the first quarter, total consolidated operating expenses amounted to R$2,239.0 million, equivalent to 20.6% of net sales, 290 bps up on the 17.7% posted in 1Q10. It is worth noting that this comparison is not applicable considering the 3 months consolidation of Casas Bahia in Globex which operates with higher operational expense and was not consolidated in the 1Q10.

 EBITDA
GPA Food’s EBITDA margin stood at 7.2% in the first quarter, 20 bps more than in 1Q10

GPA FOOD

(R$ million)	1Q11 GPA Food	1Q10 GPA Food	Chg.
EBITDA	431.2	400.5	7.7%
EBITDA Margin - %	7.2%	7.0%	20 bps

In the first quarter, GPA Food EBITDA totaled R$431.2 million, 7.7% up year-on-year, due to improved gross margin management, thanks to a more advantageous product mix, improved commercial management and the implementation of a pricing management tool.

The EBITDA margin stood at 7.2%, 20 bps more than the 7.0% posted in 1Q10.

CONSOLIDATED

     EBITDA

(R$ million)	1Q11 GPA Consolidated (1)	1Q10 GPA Consolidated (2)	Chg.
EBITDA	609.4	433.6	40.5%
EBITDA Margin - %	5.6%	6.2%	-60 bps
Adjusted EBITDA	617.8	433.6	42.5%
Adjusted EBITDA Margin - %	5.7%	6.2%	-50 bps

(1) Nova Casas Bahia is included
(2) Nova Casas Bahia is not included

In the first quarter, consolidated EBITDA totaled R$609.4 million, 40.5% up on 1Q10, with a margin of 5.6%, 60 bps down on the 6.2% posted in 1Q10. Excluding the non-recurring gross profit impact, adjusted EBITDA would come to R$ 617.8 million, 50 bps down compared to 1Q10.

It is worth noting that all comparisons are impacted by the consolidation of Casas Bahia in the 1Q11, non-existent in the 1Q10.

Net Financial Result

Financial result corresponded to 2.7% of 1Q11 net sales

GPA FOOD

(R$ million)	1Q11 GPA Food	4Q10 GPA Food	1Q10 GPA Food
Financ. Revenue	81.2	85.4	72.9
Financ. Expenses	(242.8)	(216.6)	(147.1)
Net Financial Income	(161.7)	(131.2)	(74.2)
% of Net Sales	2.7%	2.0%	1.3%

In the first quarter, the Company recorded a net financial expense of R$161.7 million, equivalent to 2.7% of net sales, chiefly due to the period upturn in the SELIC base rate (see “Net Debt”) and to the restatement of other assets and liabilities.

The net financial expense of R$161.7 million in 1Q11 was the result of the following factors:

(i)        interest on the net bank debt totaling R$76.2 million, equivalent to 1.3% of net sales, the same level as in 4Q10 (1.2%);

(ii)       the cost of discounted receivables was R$47.8 million, equivalent to 0.8% of net sales, higher level than in 4Q10 due to the period upturn in the SELIC base rate.

(iii)     other assets and liabilities restated by the CDI rate totaling R$37.7 million, equivalent to 0.6% of net sales, a R$21.2 million variance on 4Q10, due to: (i) R$10 million derived from court deposits and taxes paid in installments; (ii) R$6.0 million reduction in assets charges and R$3.0 million reduction in liabilities charges.

Net Debt

The increase in net debt, shown in the graph below, was mainly due to: (i) seasonal effect of a R$375 million working capital need, and (ii) R$223.0 million in payments for the acquisitions.

(1) end of period

GPA Food’s net debt is calculated as follows:

(R$ million)	1Q11 GPA Food	4Q10 GPA Food	1Q10 GPA Food
Total Debt	(4,694.6)	(3,995.1)	(3,146.0)
Loans and Financing (ST e LT)(1)	(2,738.2)	(2,407.0)	(1,644.9)
Debentures	(1,956.4)	(1,588.1)	(1,501.1)
Cash and banks	2,440.5	2,468.2	1,704.9
Net Debt	(2,254.1)	(1,526.9)	(1,441.1)

(1) ST = Short Term; LP = Long Term

CONSOLIDATED

(R$ million)	1Q11 GPA Consolidated (1)	4Q10 GPA Consolidated (3)	1Q10 GPA Consolidated (2)
Financ. Revenue	133.4	109.9	77.6
Financ. Expenses	(459.1)	(467.7)	(178.9)
Net Financial Income	(325.7)	(357.8)	(101.2)
% of Net Sales	3.0%	3.2%	1.5%

(1) Nova Casas Bahia is included
(2) Nova Casas Bahia is not included
(3) Nova Casas Bahia is included only in November and December

In the first quarter, GPA posted a consolidated net financial expense of R$325.7 million, equivalent to 3.0% of net sales. In addition to the GPA Food upturn, explained above, part of this increase was due to Globex’s higher financial expense as a percentage of sales, essentially due to the nature of its business.

It is worth noting that all comparisons are impacted by the consolidation of Casas Bahia in the 1Q11, non-existent in the 1Q10.

Equity Income

FIC’s result (in equity income) came to R$10.5 million in the quarter

CONSOLIDATED

In the first quarter, FIC (Financeira Itaú CBD), including Globex’s operations, accounted for 12.1% of total sales, closing the period with 8.2 million clients. Default remained under control, thanks to a rigorous credit-granting policy.

As a result, FIC’s equity income came to R$10.5 million in the quarter, R$7.5 million of which went to GPA and R$3.0 million to Globex.

This performance was in line with the Group’s strategy of increasing the FIC card’s share of sales, making it the best payment option in the stores and e-commerce operations, with exclusive benefits and advantages for card-holders.

Only for comparison purposes, the adjusted result was R$ 9.8 million.

Net Income

GPA Food’s net income totaled R$135.6 million in 1Q11

GPA FOOD

(R$ million)	1Q11 GPA Food	1Q10 GPA Food	Chg.
Net Income	135.6	176.3	-23.1%
Net Margin - %	2.3%	3.1%	-80 bps
Total não recorrente	19.8	(12.0)	-
Equity Income	-	(12.0)	-
Intangible amortization	30.0	-	-
Income Tax on Adjustment	(10.2)	-	-
Adjusted Net Income	155.4	164.3	7.0%
Adjusted Net Margin - %	2.6%	2.9%	-30 bps

In the first quarter, net income came to R$135.6 million, with a net margin of 2.3% in the quarter. Two adjustments are needed for net income comparison:  intangible amortization expense in the amount of R$ 30.0 million resulted from the association with Nova Casas Bahia and IFRS adjustment in equity income in the amount of R$ 12.0 million. Excluding such effects, the net income would have come to R$ 155.4 million with margin of 2.6% in the 1Q11, a reduction of 5.4% compared to 1Q10. This reduction was primarily due to the increase in the financial expenses, explained in the financial result section.

CONSOLIDATED

(R$ million)	1Q11 GPA Consolidated (1)	1Q10 GPA Consolidated (2)	Chg.
Net Income	110.8	170.4	-34.9%
Net Margin - %	1.0%	2.4%	-140 bps
Total Non-recurring result	29.8	(12.0)	-
Gross Profit	8.4	-	-
Equity Income	-	(12.0)	-
Other Operating Expenses	6.8	-	-
Nova Casas Bahia Goodwill	30.0	-	-
Income Tax on Adjustment	(15.4)	-	-
Adjusted Net Income	140.7	158.4	-11.2%
Adjusted Net Margin - %	1.3%	2.3%	-100 bps

(1) Nova Casas Bahia is included
(2) Nova Casas Bahia is not included

In the first quarter, consolidated net income totaled R$110.8 million, with a net margin of 1.0%. It is worth noting that this result was impacted by those effects explained in the GPA Food net income section, besides the two non-recurring items: R$ 8.4 million from gross profit and R$ 6.8 million in expenses from the restructuring of Globex, recognized in the other operating expenses line. Excluding these effects net of taxes, net income would have come to R$ 140.7 million, with a margin of 1.3%.

It is worth noting that all comparisons are impacted by the consolidation of Casas Bahia in the 1Q11, non-existent in the 1Q10.

Assaí Atacadista

Gross sales totaled R$ 910.3 million in 1Q11,

35.1% up on 1Q10

In the first quarter, Assaí posted gross sales of R$ 910.3 million, including the stores in São Paulo, Ceará, Rio de Janeiro, Pernambuco and Tocantins, 35.1% up on 1Q10, fueled by organic growth, the conversion of existing stores and the format’s improved operating result. Net sales also grew by 35.1%, accompanying gross sales.

Globex Utilidades S.A.

Same-store gross sales moved up 10.9% in the quarter

In the first quarter, Globex recorded consolidated gross sales increased by 297.4% over 1Q10 to R$5,733.0 million, while net sales climbed by 288.4% to R$4,884.4 million. Same-store gross sales moved up by 10.9% (for more details see Globex’s release).

Investments

GPA Food invested R$263.2 million in 1Q11

GPA FOOD

In the first quarter, GPA Food invested R$263.2 million, versus R$207.0 million in 1Q10, allocated as follows:

•         R$78.9 million to the opening and construction of new stores and the acquisition of strategic sites;

•         R$136.1 million to store renovations and conversions;

•         R$48.2 million to infrastructure (technology and logistics) and others.

Three new stores were opened in the quarter:

•           two Assaí stores and 1 Extra Fácil store in São Paulo.

In addition, there were 23 conversions:

•         19 CompreBem stores in São Paulo, 17 of which converted into the Extra Supermercado format and two into the Extra Hipermercado format;

•         4 Sendas stores in Rio de Janeiro, two of which were converted into the Pão de Açúcar format and two into the Extra Hipermercado format.

CONSOLIDATED

Consolidated investments totaled R$295.8 million, R$ 32.0 million operating which went to Globex.

Dividends
R$22.5 million to be paid as dividends in the quarter

On May 11, 2011, the Board of Directors approved the prepayment of interim dividends totaling R$22.5 million in accordance with the Company’s Dividend Payment Policy, approved by the Board of Directors’ Meeting of August 3, 2009, equivalent to R$0.09 per preferred share and R$ 0.081818181818 per common share.

As for the fourth quarter, after the end of the fiscal year and the approval of the corresponding financial statements, the Company will pay shareholders the minimum mandatory dividends, calculated in accordance with Corporate Law, less the amounts prepaid throughout 2010.

Dividends in relation to the first quarter of 2011 will be paid on May 27, 2011. Shareholders registered as such on May 19, 2011 will be entitled to receive the payment. As of May 20, 2011, shares will be traded ex-dividends until the payment date.

GPA FOOD

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand)

GPA FOOD	1Q11 GPA FOOD	1Q10 GPA FOOD	Chg.
Gross Sales Revenue	6,640,213	6,342,246	4.7%
Net Sales Revenue	5,984,387	5,715,322	4.7%
Cost of Goods Sold	(4,447,619)	(4,309,516)	3.2%
Gross Profit	1,536,768	1,405,806	9.3%
Selling Expenses	(928,783)	(830,107)	11.9%
General and Administrative Expenses	(176,810)	(175,240)	0.9%
Total Operating Expenses	(1,105,593)	(1,005,347)	10.0%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	431,174	400,459	7.7%
Depreciation	(124,769)	(93,761)	33.1%
Earnings before interest and taxes
- EBIT	306,405	306,698	-0.1%
Financial Revenue	81,191	72,880	11.4%
Financial Expenses	(242,848)	(147,061)	65.1%
Net Financial Revenue (Expense)	(161,657)	(74,181)	117.9%
Equity Income	7,493	18,857	-
Result from Permanent Assets	486	(341)	-
Nonrecurring Result	34	-	-
Other Operating Revenue (Expenses)	(5,790)	(222)	-
Income Before Income Tax	146,971	250,811	-41.4%
Income Tax	(2,324)	(67,236)	-
Income Before Profit Sharing	144,647	183,575	-21.2%
Employees' Profit Sharing	(9,038)	(7,293)	-
Net Income	135,609	176,282	-23.1%
Income Before Minority Interest	156,616	180,807	-13.4%
Minority Interest	21,007	4,525	-
Net Income per share	0.5266	0.6918
# of shares ('000) - ex shares in treasury	257,541	254,833

% of Net Sales	1Q11	1Q10
Gross Profit	25.7%	24.6%
Selling Expenses	-15.5%	-14.5%
General and Administrative Expenses	-3.0%	-3.1%
Total Operating Expenses	-18.5%	-17.6%
EBITDA	7.2%	7.0%
Depreciation	-2.1%	-1.6%
EBIT	5.1%	5.4%
Net Financial Income (Expenses)	-2.7%	-1.3%
Result from Permanent Assets	0.0%	0.0%
Nonrecurring Result	0.0%	0.0%
Other Operating Revenue (Expenses)	-0.1%	0.0%
Income Before Income Tax	2.5%	4.4%
Income Tax	0.0%	-1.2%
Employees' Profit Sharing	-0.2%	-0.1%
Net Income	2.3%	3.1%

CONSOLIDATED

Consolidated Income Statement Based on Law 11,638/07 (R$ thousand)

Consolidated	1Q11 GPA Consolidated(1)	1Q10 GPA Consolidated(2)	Chg.
Gross Sales Revenue	12,373,212	7,784,930	58.9%
Net Sales Revenue	10,868,794	6,972,793	55.9%
Cost of Goods Sold	(8,020,396)	(5,301,738)	51.3%
Gross Profit	2,848,398	1,671,055	70.5%
Selling Expenses	(1,853,635)	(1,012,729)	83.0%
General and Administrative Expenses	(385,379)	(224,733)	71.5%
Total Operating Expenses	(2,239,014)	(1,237,462)	80.9%
Earnings before interest, taxes,
depreciation, amortization-EBITDA	609,384	433,593	40.5%
Depreciation	(158,151)	(110,598)	43.0%
Earnings before interest and taxes
- EBIT	451,232	322,995	39.7%
Financial Revenue	133,372	77,617	71.8%
Financial Expenses	(459,097)	(178,857)	156.7%
Net Financial Revenue (Expense)	(325,725)	(101,240)	221.7%
Equity Income	10,547	22,204	-52.5%
Result from Permanent Assets	486	(341)	-
Nonrecurring Result	34	-	-
Other Operating Revenue (Expenses)	(12,550)	(9,301)	34.9%
Income Before Income Tax	124,024	234,317	-47.1%
Income Tax	13,394	(56,673)	-
Income Before Profit Sharing	137,418	177,644	-22.6%
Employees' Profit Sharing	(26,569)	(7,293)	264.3%
Net Income	110,850	170,351	-34.9%
Income Before Minority Interest	132,400	174,876	-24.3%
Minority Interest	21,550	4,525	376.2%
Net Income per share	0.4304	0.6685
# of shares ('000) - ex shares in treasury	257,541	254,833

% of Net Sales	1Q11	1Q10
Gross Profit	26.2%	24.0%
Selling Expenses	-17.1%	-14.5%
General and Administrative Expenses	-3.5%	-3.2%
Total Operating Expenses	-20.6%	-17.7%
EBITDA	5.6%	6.2%
Depreciation	-1.5%	-1.6%
EBIT	4.2%	4.6%
Net Financial Income (Expenses)	-3.0%	-1.5%
Result from Permanent Assets	0.0%	0.0%
Nonrecurring Result	0.0%	0.0%
Other Operating Revenue (Expenses)	-0.1%	-0.1%
Income Before Income Tax	1.1%	3.4%
Income Tax	0.1%	-0.8%
Employees' Profit Sharing	-0.2%	-0.1%
Net Income	1.0%	2.4%
(1) Nova Casas Bahia is included
(2) Nova Casas Bahia is not included

GPA FOOD

GPA Food Balance Sheet (R$ thousand)

	March 31		December 31

	2011	2010	2010
ASSETS	GPA Food	GPA Food	GPA Food

Current Assets	7,639,370	6,920,666	7,614,670
Cash and banks	2,440,513	174,105	2,468,166
Marketable Securities	-	1,530,745	-
Accounts Receivable	305,562	688,560	730,567
Post-dated Checks	37,918	10,064	5,383
Credit Cards	172,946	532,618	501,622
Sales Vouchers	22,599	55,418	158,166
Others	73,656	98,299	80,650
Allowance for Doubtful Accounts	(1,558)	(7,839)	(15,253)
Resulting from Commercial Agreements	302,242	341,778	171,100
Accounts Receivables (FIDC)	1,124,344	1,161,137	1,174,187
Inventories	2,627,288	2,188,989	2,420,223
Recoverable Taxes	545,677	357,774	329,838
Deferred Income Tax and Social Contribution	-	204,444	-
Prepaid Expenses	281,916	168,208	304,939
Others	11,828	104,927	15,650

Noncurrent Assets	14,559,696	9,272,409	13,099,117
Long-Term Assets	2,239,754	1,910,004	2,182,328
Trade Accounts Receivable	496,676	428,317	485,270
Recoverable Taxes	127,729	137,906	127,253
Fair Value Bartira	416,004	-	416,004
Deferred Income Tax and Social Contribution	641,411	600,421	666,028
Amounts Receivable from Related Parties	68,069	356,161	-
Judicial Deposits	457,329	367,314	436,729
Expenses in Advance and Others	32,536	19,885	51,043
Investments	1,474,812	783,133	232,540
Property and Equipment	6,072,427	5,173,585	5,926,082
Intangible Assets	4,772,703	1,405,688	4,758,167

TOTAL ASSETS	22,199,066	16,193,075	20,713,787

	March 31		December 31

	2011	2010	2010
LIABILITIES	GPA Food	GPA Food	GPA Food

Current Liabilities	5,336,692	4,660,689	6,125,747
Suppliers	2,678,383	2,650,998	2,983,656
Loans and Financing	648,812	780,847	826,192
Debentures	505,436	262,358	520,675
Payroll and Related Charges	281,157	217,042	305,313
Taxes and Social Contribution Payable	230,270	191,786	124,930
Dividends Proposed	114,629	94,487	114,654
Financing for Purchase of Fixed Assets	14,211	14,212	14,211
Rents	52,742	45,144	57,646
Acquisition of Companies	-	171,944	186,620
Debt with Related Parties	507,024	14,695	468,064
Advertisement	35,489	25,538	37,650
Insurance	8,469	-	201,224
Others	260,070	191,638	284,912

Long-Term Liabilities	8,375,521	4,746,108	7,489,451
Loans and Financing	2,089,394	864,085	1,868,324
Recallable Fund Quotas (FIDC)	1,127,869	1,100,607	1,096,130
Debentures	1,450,999	1,238,702	1,067,472
Deferred Income Tax and Social Contribution	1,352,407	-	1,325,333
Taxes and Social Contribution Payable	-	1,232,631	1,325,021
Tax Installments	1,346,170	156,933	588,291
Provision for Contingencies	571,195	-	-
Advanced Revenue	437,487	-	-
Others	-	153,150	218,880

Minority Interest	1,251,304	85,784	-

Shareholders' Equity	7,235,548	6,700,494	7,098,589
Capital	6,106,434	5,378,062	5,579,259
Capital Reserves	364,392	519,902	463,148
Profit Reserves	764,722	802,530	1,056,182

TOTAL LIABILITIES	22,199,066	16,193,075	20,713,787

CONSOLIDATED

Consolidated Balance Sheet Based (R$ thousand)

	March 31		December 31

	2011	2010	2010
ASSETS	GPA Consolidated	GPA Consolidated	GPA Consolidated

Current Assets	14,881,928	8,199,530	14,716,365
Cash and banks	3,587,926	242,728	3,817,994
Marketable Securities	367,229	1,564,905	608,002
Accounts Receivable	974,418	795,886	2,360,219
Post-dated Checks	38,599	10,995	6,294
Installment Sales	857,443	-	1,783,900
Credit Cards	172,946	590,396	591,822
Sales Vouchers	22,599	55,418	158,166
Others	94,843	161,668	(7,062)
Allowance for Doubtful Accounts	(212,012)	(22,591)	(172,901)
Resulting from Commercial Agreements	302,248	341,778	171,100
Accounts Receivables (FIDC)	2,966,490	1,161,137	1,515,915
Inventories	4,848,072	2,863,280	4,823,768
Recoverable Taxes	1,100,986	568,049	888,355
Deferred Income Tax and Social Contribution	-	186,461	-
Ralated Parties	-	17,467	-
Other Accounts Receivable	-	86,286	-
Prepaid Expenses	681,590	254,354	436,985
Others	52,968	117,200	94,027

Noncurrent Assets	15,400,392	9,566,637	15,216,383
Long-Term Assets	3,411,604	2,536,844	3,398,483
Trade Accounts Receivable	592,925	428,317	611,630
Recoverable Taxes	201,582	210,055	213,506
Fair Value Bartira	416,004	-	416,004
Deferred Income Tax and Social Contribution	1,411,861	1,156,367	1,392,509
Amounts Receivable from Related Parties	143,269	259,699	176,241
Judicial Deposits	611,407	451,521	534,389
Expenses in Advance and Others	34,556	30,884	54,204
Investments	228,859	222,981	232,540
Property and Equipment	6,861,785	5,352,367	6,703,595
Intangible Assets	4,898,144	1,454,446	4,881,765

TOTAL ASSETS	30,282,320	17,766,167	29,932,748

	March 31		December 31

	2011	2010	2010
LIABILITIES	GPA Consolidado	GPA Consolidated	GPA Consolidated

Current Liabilities	10,057,986	5,834,168	10,816,898
Suppliers	4,864,379	3,406,065	5,306,349
Loans and Financing	1,319,556	847,762	1,135,335
CDCI	1,607,547	-	1,321,495
Debentures	505,436	262,358	520,675
Payroll and Related Charges	530,471	324,592	595,558
Taxes and Social Contribution Payable	358,375	246,789	353,894
Dividends Proposed	116,262	96,161	116,287
Financing for Purchase of Fixed Assets	14,211	14,212	14,211
Rents	67,969	45,144	68,226
Acquisition of Companies	-	171,944	188,194
Debt with Related Parties	19,909	35,817	274,291
Advertisement	38,329	25,538	-
Provision for Contingencies	-	41,004	-
Insurance	139,558	-	201,224
Others	475,984	316,783	721,159

Long-Term Liabilities	10,516,720	5,141,055	9,532,080
Loans and Financing	3,454,070	1,054,769	2,177,888
CDCI	-	-	66,060
Recallable Fund Quotas (FIDC)	1,218,125	1,100,607	2,280,517
Debentures	1,450,999	1,238,702	1,067,472
Deferred Income Tax and Social Contribution	1,366,313	-	1,325,333
Tax Installments	1,401,143	1,275,556	1,376,788
Provision for Contingencies	675,517	293,733	697,806
Acquisition of Companies	224,512	-	215,060
Debt with Related Parties	-	92,298	-
Advanced Revenue	693,842	18,287	325,157
Others	32,198	67,103	-

Minority Interest	2,472,067	90,450	2,485,181

Shareholders' Equity	7,235,547	6,700,494	7,098,589
Capital	6,106,434	5,378,062	5,579,259
Capital Reserves	364,392	519,902	463,148
Profit Reserves	764,721	802,530	1,056,182

TOTAL LIABILITIES	30,282,320	17,766,167	29,932,748

Consolidated Statement of Cash Flow (R$ thousand)

	March 31

Cash flow from operating activities	2011	2010
	GPA Consolidated	GPA Consolidated

Net income for the year	132,400	174,876
Adjustment for reconciliation of net income	0	0
Deferred income tax	(31,553)	48,709
Income of permanent assets written-off	7,089	(2,330)
Depreciation and amortization	158,151	110,598
Interests and exchange variation	264,227	101,695
Adjustment to present value	(4,216)	0
Equity in the earnings of subsidiaries and associated companies	(10,547)	(22,204)
Provision for contingencies	26,712	51,712
Provision for write-offs and property and equipment losses	(698)	0
Provision for goodwill amortization	0	0
Share-based compensation	(6,919)	8,127
Minority interest	(21,550)	(4,525)

	513,096	466,658

Asset (increase) decrease
Accounts receivable	(420,350)	25,336
Inventories	(20,088)	(35,836)
Recoverable assets	(193,699)	(103,527)
Other assets	(196,190)	(102,229)
Related parties	(13,510)	(11,144)
Judicial deposits	(117,510)	(21,336)

	(961,347)	(248,736)

Liability (increase) decrease
Suppliers	(692,873)	(602,377)
Payroll and charges	(65,087)	(103,726)
Taxes and contributions	41,037	(46,368)
Contingencies	(6,575)	(48,897)
Other accounts payable	84,532	20,967

	(638,966)	(780,401)

Net cash generated from (used in) operating activities	(1,087,217)	(562,479)

	March 31

Cash flow from investment activities	2011	2010
	GPA Consolidated	GPA Consolidated

Net cash from acquisitions	0	(28,546)
Acquisition of companies	0	0
Capital increase in subsidiaries	82,008	0
Acquisition of property and equipment	(286,664)	(222,385)
Increase in intangible assets	(59,451)	(13,654)
Sale of property and equipment	0	1,182

Net cash generated from (used in) investment activities	(264,107)	(263,403)

Cash flow from financing activities
Loans and financing	0	3,311
Additions	0	0
Amortization	0	0
Payment of interest	2,127,086	386,137
Capital increase	(1,188,862)	(62,167)
Cash from capital increase in subsidiaries	(57,716)	(37,962)
Payment of dividends	(25)	(4)

Net cash generated from (used in) financing activities	880,483	289,315

Cash and cash equivalents at the beginning of the year	4,425,996	2,344,200
Cash and cash equivalents at the end of the year	3,955,155	1,807,633

Change in cash and cash equivalents	(470,841)	(536,567)

Breakdown of Gross Sales by Format (R$ thousand)

1st Quarter	2011	%	2010	%	Var.(%)

Pão de Açúcar	1,211,884	9.8%	1,126,787	14.5%	7.6%
Extra Hipermercado (1)	2,958,259	23.9%	2,875,117	36.9%	2.9%
Extra Supermercado (2)	1,231,779	10.0%	1,217,745	15.6%	1.2%
Extra Eletro	-	0.0%	119,963	1.5%	-
Assaí	910,337	7.4%	673,612	8.7%	35.1%
Globex(3)	5,732,999	46.3%	1,442,684	18.5%	297.4%
Other business (4)	327,953	2.7%	329,023	4.2%	-0.3%

GPA Consolidated	12,373,212	100.0%	7,784,930	100.0%	58.9%

GPA Food	6,640,213	-	6,342,246	-	4.7%

(1)Includes Extra Fácil sales
(2)Includes Extra Supermercado; CompreBem and Sendas sales
(3)Includes Novas Casas Bahia; Nova.com and Extra Eletro sales
(4)Includes Drugstore and Gas station sales

Breakdown of Net Sales by Format (R$ thousand)

1st Quarter	2011	%	2010	%	Var.(%)

Pão de Açúcar	1,091,080	10.0%	1,016,982	14.6%	7.3%
Extra Hipermercado (1)	2,623,210	24.1%	2,545,620	36.5%	3.0%
Extra Supermercado (2)	1,118,527	10.3%	1,103,386	15.8%	1.4%
Extra Eletro	-	0.0%	111,032	1.6%	-
Assaí	826,746	7.6%	612,023	8.8%	35.1%
Globex(3)	4,884,407	44.9%	1,257,471	18.0%	288.4%
Other business (4)	324,825	3.0%	326,279	4.7%	-0.4%

GPA Consolidated	10,868,794	100.0%	6,972,793	100.0%	55.9%

GPA Food	5,984,387	-	5,715,322	-	4.7%

(1)Includes Extra Fácil sales
(2)Includes Extra Supermercado; CompreBem and Sendas sales
(3)Includes Novas Casas Bahia; Nova.com and Extra Eletro sales
(4)Includes Drugstore and Gas station sales

Sales Breakdown (% of Net Sales)

	2011	2010

	1st Quarter	1st Quarter
	GPA Consolidated	GPA Consolidated

Cash	41.9%	46.1%
Credit Card	46.8%	46.5%
Food Voucher	4.9%	6.8%
Credit	6.4%	0.6%
Post-dated Checks	0.1%	0.2%
Installment Sales	6.3%	0.4%

	2011	2010
	1st Quarter	1st Quarter
	GPA	GPA
	Food	Food

Cash	53.2%	49.5%
Credit Card	39.0%	41.9%
Food Voucher	7.6%	8.4%
Credit	0.2%	0.3%
Post-dated Checks	0.2%	0.3%
Installment Sales	0.0%	0.0%

Stores Openings / Closings / Conversions per Format

	Pão de	Extra	Extra-			Extra	Extra		Ponto	Casas	Grupo Pão	Sales	Number of
	Açúcar	Hiper	Eletro	CompreBem	Sendas	Super	Fácil	Assaí	Frio	Bahia	de Açúcar	Area (m2)	Employees

03/31/2010	145	104	47	155	67	13	61	42	455	-	1,089	1,755,298	84,468

12/31/2010	149	110	0	113	17	101	68	57	506	526	1,647	2,811,103	144,914

Opened							1	2			3
Closed				-1			-2		-53	-2	-58
Converted	2	4		-19	-4	17					-

03/31/2011	151	114	0	93	13	118	67	59	453	524	1,592	2,813,000	143,931

1Q11 Results Conference Call

Friday, May 13, 2011

Conference Call in Portuguese with simultaneous translation into English:

11:00 a.m. – Brasília time |  10:00 a.m. – New York time  |  9:00 a.m. – London time

Dial-in: +55 (11) 3127-4971
Code: GPA

A live webcast is available on the Company’s site:  www.grupopaodeacucar.com.br/ri/gpa.  The replay can be accessed after the end of the Call by dialing +55 (11) 3127-4999 – Code: 75826849

Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results and relating to the growth potential of the Group, constitute mere forecasts and were based on the expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

Vitor Fagá		Investor Relations
vitor.faga@grupopaodeacucar.com.br		Phone: (11) 3886-0421
Fax: (11) 3884-2677
Marcel Rodrigues da Silva	Bruno Salem Brasil	E-mail: gpa.ri@grupopaodeacucar.com.br
marcel.rodrigues@grupopaodeacucar.com.br	bruno.brasil@grupopaodeacucar.com.br	Website: www.gpari.com.br

Grupo Pão de Açúcar operates 1,592 stores, 82 gas stations and 148 drugstores in 19 states and the Federal District. The Group’s multi-format structure comprises supermarkets (Pão de Açúcar, Extra Supermercado, CompreBem and  Sendas), hypermarkets (Extra), electronics/household appliance stores (Ponto Frio and  Nova Casas Bahia), convenience stores (Extra Fácil), ‘atacarejo’ (cash & carry) (Assaí), and e-commerce operations (Extra.com.br, PontoFrio.com.br, Casasbahia.com.br and  Pão de Açúcar Delivery), gas stations and drugstores, as well as an extensive distribution network.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 13, 2011	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.